April 8, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Terence O’Brien
Geoff Kruczek
Amanda Ravitz

Re:	One Madison Corporation

Preliminary Proxy Statement/Prospectus on Form S-4

Filed March 1, 2019

File No. 333-230030

Ladies and Gentlemen:

One Madison Corporation, a Cayman Islands exempted company (“One Madison,” the “Company,” “we,” “our” or “us”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 29, 2019 (the “Comment Letter”) with respect to our Registration Statement on Form S-4, filed March 1, 2019 (the “Registration Statement”), which has been filed in connection with One Madison’s proposed acquisition (the “Transaction”) of Rack Holdings Inc. (“Ranpak”).

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with this response letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes made to the Registration Statement since the filing of the Registration Statement on March 1, 2019.

For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1 as filed on EDGAR. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in Amendment No. 1.

Securities and Exchange Commission

April 8, 2019

Summary Term Sheet, page 6

1.	Please briefly highlight the anticipated tax consequences from the transactions described in this document and any material uncertainty regarding those consequences. Please also expand the last bullet point on this page to explain any material differences between Class A, B and C shares.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on pages 6 and 8 of Amendment No. 1.

Prior to the domestication, page 72

2.	Please file the consent of counsel referenced in the second paragraph on page 73.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the consent of counsel as Exhibit 23.4 to Amendment No. 1.

One Madison Delaware’s proposed organizational documents, page 82

3.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

Response: We acknowledge the Staff’s comment and respectively advise the Staff that the Company’s forum selection provision does apply to Securities Act claims to the fullest extent permitted by law. Accordingly, the Company has revised the applicable disclosure on page 82 of Amendment No. 1 to address the Staff’s comment.

Background of the Business Combination, page 106

4.	Please revise to clarify the aggregate proposed purchase price included in the August 9 and September 12, 2018 indications of interest.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on page 108 of Amendment No. 1 to clarify the aggregate purchase price in the indications of interest.

5.	We note the disclosure on page 108 regarding a downward revision in One Madison’s view of Ranpak’s adjusted EBITDA and on page 109 regarding a downward revision in One Madison’s view of Ranpak’s topline growth and margin expectations. Please revise to clarify and quantify the extent of those downward revisions.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on pages 108 and 109 of Amendment No. 1.

Securities and Exchange Commission

April 8, 2019

6.	Please revise to clarify the “certain market perspectives and certain valuation perspectives with respect to Ranpak and the proposed transaction,” as noted on page 112. Please also refer to Items 4(b) and 21(c) to Form S-4.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the applicable disclosure on page 112 of Amendment No. 1 to further describe the market perspectives and valuation perspectives discussed by Citigroup Global Markets (“Citi”) at the December 12, 2018 telephonic meeting (the “Board Meeting”) of the Company’s board of directors (the “Board”).

The Company respectfully submits that the disclosure required by Items 4(b) and 21(c) of Form S-4 is not applicable to the discussion (the “Discussion”) led by a representative of Citi at the Board Meeting. Items 4(b) and 21(c) require disclosure regarding any “report, opinion or appraisal materially relating to the transaction” that has been received from an outside party and referred to in the Registration Statement. The Company does not believe the Discussion constitutes a report, opinion or appraisal materially relating to the proposed transaction, notwithstanding the reference to the Discussion in the Registration Statement. Citi was retained by the Company to assist in (i) the preparation of financial and valuation analysis, (ii) business, operating and financial due diligence, (iii) developing a general strategy for accomplishing the transaction and (iv) the negotiation of the transaction. Citi was not engaged to, and therefore did not, render a report or fairness opinion. The Discussion was never intended by the Company’s Board, the Company’s management, Citi or the Company’s other advisers to be a report or opinion, but rather was intended to be considered as discussion material in connection with the Board’s consideration of the transaction. Moreover, the Discussion constituted only one source of information considered by the Board in connection with its consideration of the transaction. The Company does not believe that any further information about the Discussion is required by Form S-4.

One Madison’s Board of Directors’ Reasons for Approval of the Business Combination, page 112

7.	We note the extensive positive reasons cited in this section, such as the significant market opportunity and growth potential, attractive margins, strong visibility into revenue, compelling financial metrics and valuation and an attractive financial profile. We note similar disclosures on pages 179 and 180. Please clarify how the downward revisions referenced in pages 108 and 109 are consistent with these reasons. Also clarify how those revisions were considered by your board in reaching its conclusions regarding the positive reasons cited in your disclosure.

Response: We acknowledge the Staff’s comments and respectfully advise the Staff that we have revised the applicable disclosure on page 116 of Amendment No. 1.

Securities and Exchange Commission

April 8, 2019

U.S. Federal Income Tax Considerations, page 129

8.	It appears from your disclosure that the tax treatment for the transactions you mention is uncertain and that those transactions may not be taxable. We note, for example, your disclosure on page 136 as to what the tax consequences of the domestication “should” be. Please file the opinion required by Item 601(b)(8) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the opinion of counsel as Exhibit 8.1 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 171

9.	Please expand your disclosure of intangible assets in footnote (C) to explain how you determined the fair value estimates of the assets and the significant underlying assumptions utilized. In addition, disclose the potential effects of uncertainties regarding the assets’ respective amortization periods.

Response: We acknowledge the Staff’s comments and respectfully advise the Staff that we have revised the applicable disclosure on page 172 of Amendment No. 1.

Our Business Model, page 183

10.	Please revise to clarify how the paper consumables you sell work exclusively with your packaging systems.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on page 183 of Amendment No. 1 to clarify how the paper consumables work exclusively with Ranpak’s packaging systems.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting the Comparability of Ranpak’s Results of Operations, page 192

11.	You state that your depreciation and amortization, including the depreciation components of cost of sales, are expected to change, possibly significantly, reflecting the valuations of property, plant, and equipment and intangible assets with finite useful lives. Please expand your disclosure to include an estimate for the annual increase in depreciation and amortization expense.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on page 193 of Amendment No. 1 to indicate that depreciation and amortization, including the depreciation components of cost of sales, would increase on a pro forma basis by approximately $7.0 million.

Securities and Exchange Commission

April 8, 2019

Results of Operations, page 196

12.	Your disclosure, like on pages 179 and 192, indicates that your sales consist of packaging systems as well as consumables, contrary to your disclosure on page 183 that substantially all sales relate to consumables. Please revise to clarify the portion of your net sales for each period that was comprised of packaging systems and the portion comprised of consumables. Also revise to clarify the impact changes in price and volume had on net sales. We note, for example, disclosure that paper prices increased by 12% in 2018 and that you raised product prices in response. However, the extent of the increase is unclear.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on page 183 of Amendment No. 1 and elsewhere in the Registration Statement to indicate, after the reference to “substantially all,” that over 90% of Ranpak’s net sales in each period presented were derived from its paper consumables. Ranpak’s business model entails providing its protective packaging systems to customers and end-users for their use, as described on pages 179 and 192 of Amendment No. 1. Ranpak retains ownership of its protective packaging systems, though customers generally pay a nominal quarterly fee for their use, as disclosed elsewhere on pages 183 and 195 of Amendment No. 1. Following Ranpak’s acquisition of e3neo in October 2017, Ranpak commenced sales of e3neo’s automated, integrated box-sizing systems to certain high-volume end-users, as described on pages 181 and 186 of Amendment No. 1. We have revised our disclosure in the relevant parts of the Registration Statement to make these distinctions clearer.

In response to the Staff’s comment, we have also revised the applicable disclosure on pages 196 and 198 of Amendment No. 1 to provide, in percentage point terms, the relative portions of the increase in net sales between periods that were attributable to volume and price.

* * * * * * * * *

Securities and Exchange Commission

April 8, 2019

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (212) 763-0935.

Very truly yours,

/s/ David Murgio
David Murgio
Secretary

cc:	John B. Meade, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP